**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Prep To Your Door LLC

***Legal status of Issuer:***

***Form:***

LLC

***Jurisdiction of Incorporation/Organization:***

Texas

***Date of Organization:***

February 2, 2018

***Physical Address of Issuer:***

507 Calles Street, #100, Austin, Texas 78702, United States

***Website of Issuer:***

https://www.preptoyourdoor.com

***Current Number of Employees:***

15

| | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $78,265 | $112,211 |
| **Cash & Cash Equivalents** | $45,071 | $41,528 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $105,768 | $138,834 |
| **Long-term Debt** | $303,197 | $106,007 |
| **Revenues/Sales** | $1,239,021 | $898,535 |
| **Cost of Goods Sold\*** | $686,532 | $303,647 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $(99,640) | $(86,352) |

\* Cost of Sales in the financial statements

Table of Contents


**April 28, 2022**

**Prep To Your Door LLC**




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Prep To Your Door LLC ("**PTYD**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.preptoyourdoor.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.**


The date of this Form C-AR is April 28, 2022.

***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***


**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Faiez Rana
_____
(Signature)

Faiez Rana
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Faiez Rana
_____
(Signature)

Faiez Rana
_____
(Name)

Manager
_____
(Title)

April 28, 2022
_____
(Date)


/s/Heather Emerson
_____
(Signature)

Heather Emerson
_____
(Name)

Manager
_____
(Title)

April 28, 2022
_____
(Date)

***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A
# ANNUAL REPORT
# (EXHIBIT A TO FORM C-AR)
# April 28, 2022

## Prep To Your Door LLC



*The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.*

**The Company**

Prep To Your Door LLC offers a zero-waste meal subscription delivery system that prepares and delivers organic plant-based meals to a customers' door. The Company was formed in Texas as a limited liability company on February 2, 2018.

The Company is located at 507 Calles Street, #100, Austin, Texas 78702, United States.

The Company's website is https://www.preptoyourdoor.com.

The Company is headquartered and qualified to conduct business in Texas. The Company also sells products and services through the Internet throughout the greater Austin, Texas and Houston, Texas area.

The information on the Company available on or through our website is not a part of this Form C-AR.

**Description of the Business**

Prep To Your Door LLC ("PTYD") offers a zero-waste meal subscription delivery system that prepares and delivers organic plant-based meals to a customers' door. Customers may purchase weekly subscription for 5, 10, 15 or 20 meals, or try a one-time order, and then choose either a customized weekly rotating menu or allow PTYD to choose for you. All food is plant-based, organic, locally-sourced, and preservative free and gluten-free. We deliver straight to your door, ready to eat and the insulated bag, mason jars and lids used to pack your meal are picked up each time there is a new delivery, thereby eliminating waste and helping to protect the environment.

# RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan and the growth of our business will be impacted, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies who provide products to us, do not provide products which meet required specifications and our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular product. Our products may utilize products available from only one source. Continued availability of those products at acceptable prices, or at all, may be affected for any number of reasons.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its executive officers and key employees.***

In particular, we are dependent on Faiez Rana, our Chief Executive Officer and Co-Founder, and Heather Emerson, our Chief Operating Officer and Co-Founder. The Company does not have employment agreements with Faiez Rana or Heather Emerson, and there can be no assurances that it will do so or that either Faiez Rana or Heather Emerson will continue to be employed by the Company for a particular period of time. The loss of Faiez Rana and Heather Emerson, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal, state and local levels. Federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's current voting power among Members could result in a deadlock.***

The Company is owned by Faiez Rana and Heather Emerson, who each possess voting power of 50% pursuant to the Company's Limited Liability Agreement. In the event the parties do not agree on corporate matters requiring Member approval, this could result in a deadlock. If the parties are unable to resolve a deadlock amongst the Members, this could result in litigation which could adversely impact the Company's ability to operate and, if not resolved, could result in the liquidation or dissolution of the Company.

**BUSINESS**

**Description of the Business**

Prep To Your Door LLC ("PTYD") offers a zero-waste meal subscription delivery system that prepares and delivers organic plant-based meals to a customers' door.  Customers may purchase weekly subscription for 5, 10, 15 or 20 meals, or try a one-time order, and then choose either a customized weekly rotating menu or allow PTYD to choose for you. All food is plant-based, organic, locally-sourced, and preservative free and gluten-free.  We deliver straight to your door, ready to eat and the insulated bag, mason jars and lids used to pack your meal are picked up each time there is a new delivery, thereby eliminating waste and helping to protect the environment.

**Business Plan**

The Company plans to significantly expand its business by increasing sales, enter new markets, and develop our core technology to support national expansion. Specifically, the Company intends to begin in the fall of 2022 the buildout of a new production facility or to renovate and expand its existing facility to serve its Texas markets in Austin, Houston, Dallas and San Antonio.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Meal Subscription** | Choice of 5-20 meals delivered weekly that are ready to eat, organic, plant-based, dairy-free and gluten-free. All deliveries are made in zero waste packaging. | Business to Consumer; Our target market is a 30-55 year old, college educated woman who is too busy to cook for every meal and is seeking convenience, quality and zero waste. |

**Competition**

The key competitors for our Company's business are: (i) Snap Kitchen, which appeals to a more calorie conscious customer; (ii) Factor75, which caters to a highly fitness-conscious customer; (iii) Farmhouse, which appeals to individuals who want the farmers market delivered to their door; (iv) Blue Apron, which is a meal kit company; and (v) Hello Fresh, which is a meal kit company.

**Customer Base**

Our target customer is a 30-55 year old, college-educated woman who is too busy to cook for every meal. This customer values convenience, quality and zero waste. The consumer also wants to consume organic, real-food ingredients. Our two core customer avatars are (i) Jennifer: she is a busy professional who cares about her health and environment. She sees through green washing and is well-educated on social issues; (ii) Claudette: she is a busy mother, who was previously a professional, and may still be, and is grateful for high quality meals that she does not have to prepare in between juggling her own health and the health and well-being of her family. Women make up 85% of our customer base.

**Supply Chain**

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with Company employees, advisors and consultants.

***Domain Names***

The Company owns the https://www.preptoyourorder.com domain name.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Faiez Rana | CEO, Co-Founder and Manager | CEO and Co-Founder of Prep To Your Door LLC, 2018 – Present Responsible for short and long term strategy, creating and implementing company vision and mission, financial oversight, people management, and systems building. | Harvard University, Government, Attended 2015-2017; |
| Heather Emerson | Chief Operating Officer, Co-Founder and Manager | Chief Operating Officer and Co-Founder of Prep To Your Door LLC, 2018 – Present Daily operations, technical problem solving sales, networking, public relations | Harvard University, Masters, Journalism, Innovation and Entrepreneurship Certificate, 2020; University of Texas at Austin, B.S., Mathematics and Linguistics, 2010 |

**Biographical Information**

Faiez Rana: Faiez is the CEO and Co-Founder of the Company whose mission is to transform the food system through leading by example in an industry that is devastating human and planetary health. He is passionate about using entrepreneurship to solve societal problems, two of which are climate change and a broken education system. Faiez serves as a Board Member of Fresh Chefs Society, a non-profit that helps foster youth, create community and careers in the culinary industry. Faiez dropped out of college to start the Company and has built the Company into a growing and significant business and staple of the community while in his twenties. His greatest accomplishment to date is helping to co-create a digital school for orphans in a refugee camp in Iraq during the height of the Syrian refugee crisis in 2015.

Heather Emerson: Heather's mission is to strengthen local food systems so that everybody wins: the community, our health and our planet. She co-founded the Company in an effort to make that a reality. Heather has spent the last 15 years rebuilding her life after being incarcerated for one year. Her promise upon release was to grow, be honest, and do good things. She graduated from the University of Texas with dual degrees in Mathematics and Linguistics, and in 2020 with her Masters degree from Harvard University. Her proudest accomplishment is winning "FAVE Sustainable Business" in 2019 and being invited to the board of Truth Be Told, an organization providing transformational programming for women behind bars, in 2020. Heather was also a finalist for Austin Under 40 Awards in 2020 and 2021 and won the prestigious Austin Women's Way Award for "Business to Watch" in 2021.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 15 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type | Membership Units |
|---|---|
| **Amount Outstanding** | 1,002,500* |
| **Voting Rights** | 1 vote per Membership Unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Membership Units which may dilute the Security. |

*2,500 Membership Units are subject to vesting requirements.

*Outstanding Options, Safes, Convertible Notes, Warrants*

The Company has the following additional securities outstanding:

| Type | SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Face Amount** | $85,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap of $6 million and Discount of 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

| Type | Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $345,598 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $5,000,000; Discount of 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs which may dilute the Security. |

**Outstanding Debt**

The Company has the following debt outstanding:

| | |
|---|---|
| **Type** | SBA EIDL Loan |
| **Principal Amount Outstanding** | $41,300 |
| **Interest Rate and Amortization Schedule** | 3.75%<br><br>Installment payments, including principal and interest of $202 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note. |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | May 27, 2050 |

| | |
|---|---|
| **Type** | BB&T Equipment Loan |
| **Amount Outstanding** | $15,087 |
| **Interest Rate and Amortization Schedule** | 7.5%<br><br>Installment payments, including principal and interest of $431. |
| **Description of Collateral** | Secured |
| **Other Material Terms** | None |
| **Maturity Date** | May 2026 |

| | |
|---|---|
| **Type** | TruWest Auto Loan |
| **Amount Outstanding** | $5,495 |
| **Interest Rate and Amortization Schedule** | 5.99%<br><br>Installment payments, including principal and interest of $354.60 monthly |
| **Description of Collateral** | Secured |
| **Other Material Terms** | N/A |
| **Maturity Date** | August 1, 2023 |

| Type | Stripe Capital |
|---|---|
| **Amount Outstanding** | $10,723 |
| **Interest Rate and Amortization Schedule** | Fixed fee of $8,925 paid<br><br>Installment payments, including principal and interest, of $4,462.50 monthly |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | May 1, 2022 |

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | N/A | 2,500 | N/A | August 30, 2021 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $85,000 | 2 | General Working Capital | August 17, 2021; August 19, 2021 | Section 4(a)(2) |
| Crowd SAFE (Simple Agreement for Future Equity) | $345,598 | 589 | General Working Capital | December 29, 2021 | Reg. CF |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Faiez Rana | 500,000 Membership Units | 49.88% |
| Heather Emerson | 500,000 Membership Units | 49.88% |

**Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.**

**Operations**

Prep to Your Door LLC (the "**Company**") was incorporated on February 2, 2018 under the laws of the State of Texas, and is headquartered in Austin, Texas.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $105,389 in cash and cash equivalents, leaving the Company with approximately 13 months of runway.

**Liquidity and Capital Resources**

In December 2021, the Company completed an offering pursuant to Regulation CF and raised $345,598.

**Capital Expenditures and Other Obligations**

The Company intends to begin in the fall of 2022 the buildout of a new production facility or to renovate and expand its existing facility to serve its Texas market.

**Valuation**

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.


## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In lieu of salary, Faiez Rana and Heather Emerson, the Managers and Co-Owners of the Company, receive distributions from the Company. In 2020, they received an aggregate of $32,841 in distributions from the Company.

**EXHIBIT B**
**FINANCIALS (UNAUDITED)**
**(EXHIBIT B TO FORM C-AR)**
**April 28, 2022**

**Prep To Your Door LLC**



# Prep to Your Door LLC
## Balance Sheet
### As of December 31, 2021

**ASSETS**

| | | |
|---|---|---|
| Total Bank Accounts | $ | 45,071.55 |
| Total Accounts Receivable | $ | - |
| Total Other Current Assets | $ | 3,962.64 |
| Total Current Assets | $ | 49,034.19 |
| Total Fixed Assets | $ | 21,642.93 |
| Other Long Term Assets | $ | 7,588.00 |
| **TOTAL ASSETS** | **$** | **78,265.12** |

**LIABILITIES AND EQUITY**

| | | |
|---|---|---|
| Total Accounts Payable | $ | 47,895.33 |
| Total Credit Cards | $ | 32,508.56 |
| Other Current Liabilities | $ | 25,364.26 |
| Total Current Liabilities | $ | 105,768.15 |
| Long-Term Liabilities | $ | 303,197.53 |
| **Total Liabilities** | **$** | **408,965.68** |
| **Total Equity** | **$** | **(330,700.56)** |
| **TOTAL LIABILITIES AND EQUITY** | **$** | **78,265.12** |

Rev. 22.0425

# Prep to Your Door LLC
## Profit and Loss
### January - December 2021

| | | Total |
|---|---|---|
| Total Income | $ | 1,239,021.56 |
| Total Cost of Goods Sold | $ | 686,532.08 |
| **Gross Profit** | **$** | **552,489.48** |
| Expenses | | |
| Marketing & Advertisement | $ | 90,500.99 |
| Occupancy | $ | 143,946.52 |
| General Administration | $ | 426,851.98 |
| **Total Expenses** | **$** | **661,299.49** |
| **Net Operating Income** | **$** | **(108,810.01)** |
| Total Other Income | $ | 15,147.40 |
| Other Expenses | $ | (1,237.39) |
| Depreciation Expense | $ | 7,215.60 |
| Total Other Expenses | $ | 5,978.21 |
| Net Other Income | $ | 9,169.19 |
| **Net Income** | **$** | **(99,640.82)** |

Rev.22.0425